						Exhibit 12.1
						11/2/2006
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2005
and the year to date September 30, 2006

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2001	2002	2003	2004	2005	2006

----------------------------------------------------------------------------------------------------Thousands of Dollars----------------------------------------------------------------------------------------------------

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$89,716	$104,397	$110,104	$108,135	$120,951	$114,388
Interest expense, net of amounts capitalized	25,034	31,452	31,069	34,925	40,317	32,531
Distributions on mandatorily redeemable preferred securities	6,477	8,524	7,085	1,113	0	0
AFUDC - Debt funds	2,510	1,392	314	819	515	59

Earnings as defined	$123,737	$145,765	$148,572	$144,992	$161,783	$146,978

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$24,520	$28,815	$27,194	$27,693	$29,718	$21,476
Interest on affiliated loans	396	629	202	3,530	5,018	4,816
Interest on interim obligations	768	446	197	241	1,472	2,733
Amort of debt disc, premium and expense, net	2,059	2,591	2,895	3,050	2,963	2,181
Other interest charges	(199)	363	895	1,230	1,661	1,384
Distributions on mandatorily redeemable preferred securities	6,477	8,524	7,085	1,113	0	0

Fixed charges as defined	$34,021	$41,368	$38,468	$36,857	$40,832	$32,590

RATIO OF EARNINGS TO FIXED CHARGES	3.64	3.52	3.86	3.93	3.96	4.51